UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated February 9, 2009, announcing that the Company has reached a preliminary agreement with Nordea Bank Finland Plc to obtain a covenant waiver in connection with its $800.0 million Primelead facility.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by Post-Effective Amendment No. 1 filed on October 20, 2008.

EXHIBIT 1

DRYSHIPS ANNOUNCES PRELIMINARY AGREEMENT WITH NORDEA BANK FOR A
COVENANT WAIVER ON THE $800 MILLION PRIMELEAD FACILITY

Athens, February 9, 2009- DryShips Inc. (NASDAQ:DRYS) (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today that it has reached preliminary agreement with Nordea Bank Finland Plc to obtain a covenant waiver in connection with the $800.0 million Primelead facility, which was used to partially finance the acquisition of Ocean Rig ASA. As of today, the outstanding loan amount under the facility is $650.0 million.

In accordance with the main terms of the waiver: (i) the Company will pay a restructuring fee of 0.15% on the outstanding loan amount under the facility plus an amount equal to 1.00% per annum on the loan outstanding for the period from January 9, 2009 until the Effective Date of the waiver agreement; (ii) $75.0 million of principal repayment due February 2009 will be postponed until May 2009; (iii) the margin on the facility will increase by 1.00% to 3.125% per annum; and (iv) regular principal payments will resume as of August 2009.  In addition, among other things, lender consent will be required for the acquisition of DrillShip Hulls 1837 and 1838, for new cash capital expenditures or commitments and for new acquisitions for cash until the loan has been repaid to below $375.0 million.  The waiver agreement Effective Date will not exceed August 12, 2009, at which time the Company expects to be in compliance with the restructured loan covenants. The agreement is preliminary and is subject to formal approvals by the Company and the syndicate banks (Nordea Bank Finland Plc, DnB NOR Bank ASA and HSH Nordbank AG).

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 43 drybulk carriers comprising 7 Capesize, 29 Panamax, 2 Supramax and 5 newbuilding drybulk vessels with a combined deadweight tonnage of over 3.4 million tons, 2 ultra deep water semisubmersible drilling rigs and 2 ultra deep water newbuilding drillships. DryShips Inc.'s common stock is listed on the NASDAQ Global Market where trades under the symbol "DRYS." Visit our website at www.dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward- looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, drydocking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: February 9, 2009	By:	/s/George Economou
George Economou
Chief Executive Officer and Interim Chief Financial Officer